UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York, NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Exhibit Index

A copy of the Bit Digital, Inc. investor presentation at a non-deal roadshow to be hosted by H.C. Wainwright on November 15, 2023 titled “Bit Digital is a sustainable platform for digital asset production and AI Infrastructure” is being furnished as Exhibit 99.1 with this Report on Form 6-K.

Exhibit 99.1	Bit Digital investor presentation at a non-deal roadshow to be hosted by H.C. Wainwright on November 15, 2023 titled “Bit Digital is a sustainable platform for digital asset production and AI Infrastructure”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

Date: November 15, 2023	By:	/s/ Samir Tabar
	Name:	Samir Tabar
	Title:	Chief Executive Officer

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